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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(1)


                              IRT INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  450057 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Dale K. Chapman, President
                          6230 Fairview Road, Suite 102
                         Charlotte, North Carolina 28210
                               Tel: (704) 364-2066
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450057 20 3               SCHEDULE 13D              Page 2 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          COMMERCE CAPITAL GROUP, L.L.C.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Carolina

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         20,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO (a South Carolina limited liability company)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 9 pages

CUSIP No. 450057 20 3               SCHEDULE 13D              Page 3 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ROBERT HUGHES

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         20,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 9 pages

CUSIP No.   450057 20 3                                        Page 4 of 9 Pages


ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of IRT Industries, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6230 Fairview Road, Suite 102, Charlotte, North Carolina 28210.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Commerce Capital Group, L.L.C. ("CCG"), a South Carolina limited liability company, and by Mr. Robert Hughes. Mr. Robert Hughes may be deemed to be a controlling member of CCG and is the sole Managing Member of CCG. CCG and Mr. Robert Hughes are collectively referred to herein as the "Reporting Persons."

         Information with respect to each Reporting Person is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person. Each Reporting Person agrees that this statement on Schedule 13D is filed on behalf of such Reporting Person only.

         (b) The principal business address of each of the Reporting Persons is:
1517 Mary Ellen Drive, Ft. Mill, South Carolina 29715.

         (c) The Reporting Persons' principal business is: consulting, financial and estate-planning software development.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) CCG is a limited liability company organized under the laws of South Carolina. Mr. Robert Hughes is a citizen of the United States of America.


                                Page 4 of 9 pages

CUSIP No.   450057 20 3                                        Page 5 of 9 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 2, 1999, CCG entered into a licensing arrangement with the Issuer (the "License") in which CCG granted the Issuer a right to market CCG's proprietary "Personal Estate Plan(TM)" in a specific geographic territory (Florida) to professional users to enable them to conduct estate planning and financial planning though use of the Internet. The Issuer paid CCG a license fee of 21 million shares of the Issuer's Common Stock. Under the License, CCG gave the Issuer an option to expand its territory through the payment of additional license fees in the form of additional shares of the Issuer's Common Stock. A copy of the License is attached as Exhibit A.

ITEM 4.   PURPOSE OF TRANSACTION.

         Prior to entering into the licensing arrangement with CCG, the Issuer had focused on seeking domestic acquisition opportunities in the Internet area. By entering into the licensing arrangement with CCG, the Issuer's objective was to provide an interactive approach to estate and financial planning using the Internet targeted towards financial services professionals and users. Pursuant to the License, CCG granted the Issuer a right to market its proprietary "Personal Estate Plan(TM)" in a specific geographic territory (Florida). In addition, CCG gave the Issuer an option to expand its territory through the payment of additional license fees in the form of additional shares of the Issuer's Common Stock.

         CCG's Personal Estate Plan(TM) system allows professional and individual users to conduct estate-planning and financial planning through use of the Internet. The Personal Estate Plan(TM) system is primarily composed of a transaction-based web site that is powered by an advanced artificial intelligence search engine and a fully relational Oracle 8 database. Together with an Electronic Law Scribe(TM) function, which is a document generation program, the Personal Estate Plan(TM) system supports a user from data gathering to document production. The Personal Estate Plan(TM) system contains several components which the Issuer expects to be phased in gradually over the fiscal year 2000 including: (i) Website Creation; (ii) an Insurance Trust Module; (iii) Full Estate Planning; and (iv) Other Products and Services. The Issuer expects that the interactive system will streamline fact-gathering, information storage, design and documentation involved in the estate-planning and financial planning process, thereby allowing professional users including brokerage firms, certified public accountants, attorneys and other financial advisors to provide "one-stop," value-added, on-line, financial planning products and services to their clients.

         As a result of the consummation of the licensing arrangement, Mr. Arnold J. Wrobel, who was the Issuer's then current Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and sole director, resigned all capacities on August 2, 1999 and the following individuals were appointed to the following positions: Gary N. Dixon, Sr., as a director and Chairman of the Issuer's board of directors; Eric F. Heintschel, as a director; and Dale K. Chapmen as the President, Chief Executive Officer, Secretary, Treasurer and a Director. Mr. Dixon subsequently resigned from his positions as director and Chairman and was replaced by Laurence F. Spears. Mr. Spears subsequently resigned his positions as Chairman and director.


                                Page 5 of 9 pages

CUSIP No.   450057 20 3                                        Page 6 of 9 Pages


         The Issuer has a limited time agreement with CCG to allow it to begin doing business under the name of "Xpedian.com" and may change its name from IRT Industries, Inc., to Xpedian.com, at the next shareholders meeting. CCG owns the name "Xpedian" and "Xpedian.com", and is currently negotiating a definitive agreement with Issuer for use of the name within its territories. The terms of the negotiations have not been resolved between the Issuer and CCG.

         Except as set forth herein, no Reporting Person has any plans or proposals which related to or which would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer or disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or structure, (g) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) a class of securities of the Issuer to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately after the licensing arrangement was consummated by CCG and the Issuer on August 2, 1999, the Reporting Persons beneficially owned 21,000,000 shares of the Issuer's Common Stock, comprising 67.1% of the outstanding shares of the Issuer's Common Stock (which is based upon the number of shares of the Issuer's Common Stock outstanding as of September 30, 1999 of 31,300,782 as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999).

         On or about September 17, 1999, CCG transferred or caused to be transferred for no cash consideration in private transactions an aggregate amount of 1,000,000 shares of its holdings of the Issuer's Common Stock to business and personal associates of the Reporting Persons (the"Transferees"). None of the Transferees received an amount in excess of 5% of the Issuer's securities from CCG. As a result of the transfer, the Reporting Persons now own 20,000,000 shares of the Issuer's Common Stock, comprising 63.9% of the outstanding shares of the Issuer's Common Stock (which is based upon the number of shares of the Issuer's Common Stock outstanding as of September 30,1999 of 31,300,782 as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999).


                                Page 6 of 9 pages

CUSIP No.   450057 20 3                                        Page 7 of 9 Pages


         (b) The Reporting Persons have the sole power to vote or to dispose of the 20,000,000 shares of Common Stock of the Issuer.

         (c) Except for the transfer of the 1,000,000 shares of the Issuer's Common Stock from the Reporting Persons to the Transferees as described herein, the Reporting Persons did not engage in any other transactions in the Issuer's Common Stock during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000,000 shares of the Issuer's Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of the Reporting Persons on the date hereof, except to the extent reflected in Item 4 and Item 5 or in the Exhibits filed herewith, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.  Agreement for Purchase and  Assignment of License (filed as
Exhibit 10.1 to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999, as amended, Securities and Exchange Commission File No. 001-12765 and incorporated by reference herein).

         Exhibit B. Joint Filing Agreement dated November 3, 1999 among each of the Reporting Persons (filed herewith).


                                Page 7 of 9 pages

CUSIP No.   450057 20 3                                        Page 8 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1999


                                        Commerce Capital Group, L.L.C.

                                                /s/ Robert Hughes
                                        By:____________________________________
                                           Name:    Robert Hughes
                                           Title:   Managing Member


                                               /s/ Robert Hughes
                                        ----------------------------------------
                                        Name:  Robert Hughes, individually


                                Page 8 of 9 pages

Exhibit B. Joint Filing Agreement dated November 3, 1999 among each of the Reporting Persons

         The undersigned agree that this statement on Schedule 13D to which this joint filing agreement is attached is filed on behalf of each of them.


Dated:  November 3, 1999


                                        Commerce Capital Group, L.L.C.


                                                /s/ Robert Hughes
                                        By:____________________________________
                                           Name:    Robert Hughes
                                           Title:   Managing Member


                                                /s/ Robert Hughes
                                        ----------------------------------------
                                        Name:  Robert Hughes, individually



                                Page 9 of 9 pages